EXHIBIT 21.1
List of Subsidiaries

1.	China Fire Protection Group, Inc.

2.	Sureland Industrial Fire Safety Limited

3.	Sureland Industrial Fire Equipment Co., Ltd.

4.	Beijing Hua An Times Fire Safety Technology Co., Ltd.

5.	Beijing Zhong Xiao Fire Safety Technology Co., Ltd.